CONTINENTAL PRECIOUS MINERALS INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923


05007375


SEC MAIL PROCESSING
RECEIVED
APR 15 2005
WASH, D.C. 185 SECTION

April 8, 2005

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-3358

Please find copies of Material Change Reports for press releases issued on January 20th, 2005, and April 8th, 2005, for your public files.

If you have any questions regarding the above, please do not hesitate to give me a call.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Per: Shereen Dorey

/sd

Encls.

CONTINENTAL PRECIOUS MINERALS INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

CONTINENTAL PRECIOUS MINERALS INC., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Item 2. Date of Material Change

January 20, 2005.

Item 3. News Release

The Press Release was sent on January 21, 2005 via CCN Matthews—Toronto, Ontario.

Item 4. Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5. Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Executive Officer

Edward Godin, President, [416] 805-3036.

Item 9. Date of Report

January 21, 2005.

E:\continental\mcr-Jan21-05

CONTINENTAL PRECIOUS MINERALS INC.


SEC MAIL PROCESSING
RECEIVED
APR 15 2005
WASH. D.C.
185
SECTION

56 Temperance Street, 4th Floor
Toronto, Ontario, M5H 3V5

PRESS RELEASE

CONTINENTAL ANNOUNCES RESIGNATION AND APPOINTMENT OF DIRECTORS

January 21, 2005: TORONTO, ONT. Continental Precious Minerals Inc. (NEX Board "CZQ.H") today announced the resignation of Dr. Stewart Jackson, effective January 20th, 2005, from the company's board of directors. Dr. Jackson's resignation comes as a result of reaching a settlement with the British Columbia Securities Commission ("BCSC") in connection with his role in the filing of false and misleading statements as a director of Hard Creek Nickel Corp. ("Hard Creek"), an unrelated British Columbia based mineral exploration company.

Dr. Jackson has admitted that he was responsible for drafting and reviewing Hard Creek's technical disclosure from July of 2002 until July 2003. During this period, in his capacity as an officer and director of Hard Creek, Dr. Jackson was further obliged to ensure that Hard Creek complied with securities laws and the required disclosure standards for mining companies. However, Hard Creek breached these requirements when it made disclosures in its annual information form and on its website that did not comply with mining disclosure standards and made false and misleading statements in records filed with the BCSC. Mitigating factors as stated in the settlement agreement with the BCSC were that Dr. Jackson relied significantly upon reports prepared by qualified consultants when drafting and reviewing Hard Creek's mining technical disclosure.

Pursuant to the settlement, Dr. Jackson cannot prepare or disseminate mining disclosure required under current securities laws for a period of three years except under the supervision of a director. Dr. Jackson must further pay CDN$10,000 to the BCSC to cover the costs of the investigation. Finally, Dr. Jackson cannot act as a director of a public company until he successfully completes a course on the duties and responsibilities of directors and officers.

Once Dr. Jackson has successfully satisfied the terms of his settlement agreement with the BCSC, his ability to act as a director for the Company is subject to TSX Venture Exchange approval.

The BCSC is an independent provincial government agency responsible for regulating securities in the province of British Columbia. A complete copy of Dr. Jackson's settlement can be viewed on the BCSC website at www.bcsc.bc.ca by typing Dr. Jackson's name in the search box.

Continental Precious Minerals Inc. is pleased to announce the appointment of Mr. Gerard Paul Osika, MBA to the Board of Directors effective January 20th, 2005. Mr. Osika is a financial veteran with over 25 years experience. Before spending eleven years as one of the major partner's of a transportation company, he spent 14 years at Fortune 500 companies. During this period he was a Director of Finance for Pillsbury Canada, and Vice-President for Richardson-Vicks Canada, which included consumer products, such as, Oil of Olay, Clearasil, Vicks Cough and Cold products, Nyquil. With his background Gerard brings both a strong financial and administrative expertise to the Company.

\- 30 -

For Further Information please contact:
Ed Godin, President (416) 805 3036

The NEX Exchange has not reviewed and does not accept responsibility for adequacy or accuracy of the content of the information contained therein.

e:\contprec\PR-Jan20-2005

CONTINENTAL PRECIOUS MINERALS INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

CONTINENTAL PRECIOUS MINERALS INC., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Item 2. Date of Material Change

April 8, 2005.

Item 3. News Release

The Press Release was sent on April 8, 2005 via CCN Matthews—Toronto, Ontario.

Item 4. Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5. Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Executive Officer

Edward Godin, President, [416] 805-3036.

Item 9. Date of Report

April 8, 2005.